UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VILLAGEEDOCS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

927118109

(CUSIP Number)

K. Mason Conner

1401 N. Tustin Ave., Suite 230

Santa Ana, CA 92705

Telephone:(734) 734-1040

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 15, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 927118109

1.		Name of Reporting Persons: C. Alan Williams I.R.S. Identification Nos. of Above Persons (entities only)
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) PF
5.		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
7.	Number of Shares beneficially owned by each Reporting Person With	Sole Voting Power 0
8.		Shared Voting Power 103,487,867*
9.		Sole Dispositive Power 0
10.		Shared Dispositive Power 103,487,867*
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 103,487,867 shares of common stock
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) 45.1%
14.		Type of Reporting Person (See Instructions) IN

*

As of December 15, 2009, the Reporting Person was the record owner of 66,987,867 shares of common stock of VillageEDOCS, Inc. and was the record owner of 33,500,000 shares of Series A Preferred Stock of VillageEDOCS, Inc. that is currently convertible into shares of VillageEDOCS, Inc. common stock on a 1:1 basis, and was the record owner of warrants to purchase 3,000,000 shares of VillageEDOCS, Inc. common stock at $0.10 per share. On December 23, the Reporting Person converted all 33,500,000 shares of Series A Preferred Stock of VillageEDOCS, Inc. to 33,500,000 shares of common stock. All of such shares of common stock (103,487,867 shares) would constitute approximately 45.1% of the 229,546,613 shares of common stock that would be outstanding after the conversion of such preferred stock (based on 193,046,613 shares of common stock outstanding as set forth in VillageEDOCS’ Form 10-Q for the period ended September 30, 2009, as filed with the Commission).

CUSIP NO. 927118109

1.		Name of Reporting Persons: Joan P. Williams I.R.S. Identification Nos. of Above Persons (entities only)
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) PF
5.		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
7.	Number of Shares beneficially owned by each Reporting Person With	Sole Voting Power 0
8.		Shared Voting Power 103,487,867*
9.		Sole Dispositive Power 0
10.		Shared Dispositive Power 103,487,867*
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 103,487,867 shares of common stock
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) 45.1%
14.		Type of Reporting Person (See Instructions) IN

*

As of December 15, 2009, the Reporting Person was the record owner of 66,987,867 shares of common stock of VillageEDOCS, Inc. and was the record owner of 33,500,000 shares of Series A Preferred Stock of VillageEDOCS, Inc. that is currently convertible into shares of VillageEDOCS, Inc. common stock on a 1:1 basis, and was the record owner of warrants to purchase 3,000,000 shares of VillageEDOCS, Inc. common stock at $0.10 per share. On December 23, the Reporting Person converted all 33,500,000 shares of Series A Preferred Stock of VillageEDOCS, Inc. to 33,500,000 shares of common stock. All of such shares of common stock (103,487,867 shares) would constitute approximately 45.1% of the 229,546,613 shares of common stock that would be outstanding after the conversion of such preferred stock (based on 193,046,613 shares of common stock outstanding as set forth in VillageEDOCS’ Form 10-Q for the period ended September 30, 2009, as filed with the Commission).

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, no par value, of VillageEDOCS, Inc., a Delaware corporation (the "Issuer"). The principal offices of the Issuer are located at 1401 N. Tustin Ave., Suite 230, Santa Ana, CA 92705.

ITEM 2. IDENTITY AND BACKGROUND

(a)	The name of the person(s) filing this statement: C. Alan Williams and Joan P. Williams (together, the "Reporting Person").

(b)	The business address [or residence] of the Reporting Person is: 1401 N. Tustin Ave., Suite 230, Santa Ana, CA 92705.

(c)	The present principal occupation of the Reporting Person is: Investor.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 15, 2009 the Reporting Person purchased 4,721,682 shares of the Issuer's common stock and 33,500,000 shares of the Issuer’s Series A preferred stock from Barron Partners, L.P., a Delaware limited partnership, for total consideration of $210,000, pursuant to the terms of a letter agreement, a copy of which is attached hereto. Consideration for the shares was paid from the personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the shares by the Reporting Person was for investment in the Issuer.

(a)

While the Reporting Person has no plans or proposals as such, depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer's common stock as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise.

(b)	The Reporting person has no plans for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c)

While the Reporting Person has no plans or proposals as such, the Reporting Person reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

(d)	The Reporting Person has no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	The Reporting Person has no plans or proposals to make any material change in the present capitalization or dividend policy of the Issuer.

(f)	The Reporting Person has no plans or proposals to make any other material change in the Issuer’s business or corporate structure.

(g)

The Reporting Person has no plans or proposals to make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h)

The Reporting Person has no plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)

The Reporting Person has no plans or proposals to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

As of December 15, 2009, the Reporting Person was the record owner of 66,987,867 shares of common stock of VillageEDOCS, Inc. and was the record owner of 33,500,000 shares of Series A Preferred Stock of VillageEDOCS, Inc. that is currently convertible into shares of VillageEDOCS, Inc. common stock on a 1:1 basis, and was the record owner of warrants to purchase 3,000,000 shares of VillageEDOCS, Inc. common stock at $0.10 per share. All of such shares of common stock (103,487,867 shares) would constitute approximately 45.1% of the 229,546,613 shares of common stock that would be outstanding after the conversion of such preferred stock (based on 193,046,613 shares of common stock outstanding as set forth in VillageEDOCS’ Form 10-Q for the period ended September 30, 2009, as filed with the Commission).

(b)	The Reporting Person has shared power to vote or direct the vote and shared power to dispose or direct the disposition of all of the shares reported above in this Item 5(a).

(c)

On November 12, 2009, the Reporting Person acquired 13,014 shares of the Issuer’s common stock at a price of $0.007 per share. Other than the acquisition of the shares reported herein, the Reporting Person has not effected any other transactions in the shares of the Issuer during the past 60 days.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(a).

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

10.1	Letter Agreement dated December 8, 2009 between the Reporting Person and Barron Partners, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 24, 2009
Date

/s/ C. Alan Williams
Signature
C. Alan Williams, an individual
Name/Title

December 24, 2009
Date

/s/ Joan P. Williams
Signature
Joan P. Williams, an individual
Name/Title

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).